NOTICE OF ANNUAL GENERAL MEETING 2024 THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other appropriately authorised independent professional adviser. If you have sold or otherwise transferred all your shares in Coca-Cola Europacific Partners plc, please hand this document, together with the accompanying documents, to the purchaser or transferee, or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Contents Page Number Chairman's letter 4 Part I: Notice of the 2024 Annual General Meeting 7 Part II: Explanatory notes on resolutions 13 Part III: Notes to the Notice of 2024 Annual General Meeting 28 Part IV: Additional Information 32 Part V: Definitions 44

Coca-Cola Europacific Partners plc Chairman's letter 4 April 2024 Dear Shareholder Annual General Meeting ("AGM" or "Meeting") of Coca-Cola Europacific Partners plc ("Company" or "CCEP") I am delighted to enclose the Notice of Meeting for CCEP's eighth AGM ("Notice"). The AGM is to be held at 1A Wimpole Street, London, W1G 0EA, United Kingdom on 22 May 2024 at 12:00pm. The Notice sets out the resolutions proposed, together with explanatory and guidance notes for Shareholders who wish to vote electronically or by post. Proxy appointment forms are also enclosed. If you have requested a printed copy of CCEP’s Integrated Report and Accounts for the year ended 31 December 2023 ("2023 Integrated Report"), it is included in this pack. If you asked to receive the 2023 Integrated Report electronically, please accept this letter as notification that it has now been published on our website: ir.cocacolaep.com/financial-reports-and-results/integrated-reports Shareholder questions at the AGM If Shareholders are unable to attend this year’s AGM, we recognise that they will not have the opportunity to ask questions at the Meeting. Therefore, if Shareholders have questions for the Board in relation to the matters to be discussed at the AGM, please submit them by email to shareholders@ccep.com by 12:00pm on 20 May 2024 (or, in the event of any adjournment, at least 48 hours before the time of the adjourned meeting). Business of the AGM Please read the enclosed Notice which explains the business to be considered at the Meeting. In addition to the standard items of business I would like to highlight the following items: Election and re-election of Directors - Resolutions 3 - 18 As announced on 14 December 2023, and outlined in our 2023 Integrated Report, Guillaume Bacuvier was appointed to the Board with effect from 1 January 2024 and will stand for election at this year's AGM. Guillaume brings valuable perspectives on consumer behaviours and strategy, as well as marketing effectiveness insights from across Europe and APAC and has a strong track record of commercial and technological business transformation. In line with CCEP's Articles of Association ("Articles"), all other Directors (with the exception of the Chairman) will stand for re-election at the AGM. The Board considers that each of the Directors standing for election and re-election will or will continue to make a strong contribution to the Board and its Committees through their skills and experience and have sufficient time to commit to CCEP. Further information can be found in their biographies on pages 14 to 22 of this Notice. At the conclusion of this year's AGM, subject to the election and re-election of the Directors (with such re-election being recommended by the Board as set out below), your Board will comprise a Chairman, an executive Director, nine independent Non-executive Directors and six non-independent Non-executive Directors. 4

Rule 9 waiver granted by the Panel on Takeovers and Mergers (the "Panel") in favour of Olive Partners, S.A. ("Olive") - Resolution 23 As with previous years, CCEP has applied to the Panel for a waiver of Rule 9 of the Takeover Code to permit the buyback authorities proposed under Resolutions 26 and 27 to be exercised without obliging Olive to make a general offer to Shareholders. The Takeover Code is administered by the Panel and applies to CCEP as a UK public company. The Panel is the UK body which provides a framework for takeovers in the UK and ensures fair and equal treatment of shareholders in relation to takeovers. Accordingly, the Panel was consulted at an early stage regarding the waiver of Rule 9 of the Takeover Code. The Panel has reviewed Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) and has agreed, subject to the approval of the Shareholders other than Olive or any concert party of Olive ("Independent Shareholders"), to waive the requirement for Olive and any person acting in concert with Olive to make a general offer to all Shareholders where such an obligation would arise as a result of purchases by CCEP of up to 46,027,917 of its own ordinary shares of €0.01 each ("Ordinary Shares") pursuant to Resolutions 26 and 27. Under the proposed Resolution 23 we are asking the Independent Shareholders for such approval. An explanation of the reasons for such a request and the background to the obligation arising from Rule 9 of the Takeover Code are set out in the Explanatory Notes to Resolution 23 and in Part IV of this Notice. The Board believes that it is in the best interests of Shareholders that CCEP has the flexibility to return cash to shareholders by buying back shares. The Board believes that the best way to facilitate this is to pass Resolutions 23, 26 and 27. Voting Your vote is important to us. All Shareholders are strongly encouraged to vote by: • submitting your proxy instruction/vote online; • completing, signing and returning the enclosed form of proxy; or • attending and voting in person at the AGM in accordance with the instructions set out in Part III of this Notice. All resolutions will be put to a vote by poll based on the instructions received. On a poll, each Shareholder has one vote for every share held and the Board considers that this will result in a fairer and more accurate indication of the views of Shareholders as a whole. The final results of the poll will be announced shortly after the Meeting and published on CCEP's website (www.cocacolaep.com). These results will include the votes cast by non-attending Shareholders prior to the Meeting, and the votes cast by Shareholders at the Meeting. Recommendation Your Board believes that each Resolution proposed in this Notice is in the best interests of CCEP and Shareholders as a whole and recommends that you vote in favour of all Resolutions. In accordance with the Takeover Code, I and my fellow Directors, José Ignacio Comenge, Álvaro Gómez-Trénor Aguilar, Alfonso Líbano Daurella and Mario Rotllant Solá, being nominated to the Board by Olive ("Olive Nominated Directors") did not participate in the Board’s recommendation with regard to Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code), as it is the percentage increase in Olive’s interest in Ordinary Shares that is the subject of the waiver under Resolution 23. Accordingly, the Directors, with the exceptions just described, unanimously recommend Shareholders to vote in favour of the Resolutions, as they intend to do in respect of their own shareholdings, save that Olive and the Olive Nominated Directors will not vote in respect of their shareholdings (if any) on Resolution 23, in which they are considered to be interested. As at 3 April 2024 (being the latest practicable date prior to the publication of this Notice), the Directors' shareholdings amounted to, in aggregate, 609,394 Ordinary Shares, representing approximately 0.1324% of the total voting rights of the Company. As at 3 April 2024, Olive’s shareholding amounted to 166,128,987 Ordinary Shares, representing approximately 36.0931% of the total voting rights of the Company. The Olive Nominated Directors have no direct shareholding in the Company, but are indirectly interested in 51,086,304 Ordinary Shares, representing approximately 11.0990% of the total voting rights of the Company through their interests in Olive. 5

The Directors other than the Olive Nominated Directors ("Non-Olive Directors"), who have been so advised by BNP Paribas, consider Resolution 23 to be fair and reasonable and in the best interests of the Independent Shareholders and the Company as a whole. In providing its advice to the Non-Olive Directors, BNP Paribas has taken account of the Non-Olive Directors' commercial assessments. The Non-Olive Directors also consider Resolution 23 to be in the best interests of CCEP and the Shareholders as a whole. Accordingly, the Non-Olive Directors unanimously recommend that the Independent Shareholders vote in favour of Resolution 23, as they intend to do in respect of their own shareholdings, which, as at 3 April 2024 (being the latest practicable date prior to the publication of this Notice) amounted to, in aggregate, 609,394 Ordinary Shares, representing approximately 0.1324% of the total voting rights of the Company. Yours faithfully Sol Daurella Chairman 6

Part I Notice of the 2024 Annual General Meeting Notice is hereby given that the AGM of the Company will be held at 1A Wimpole Street, London, W1G 0EA, United Kingdom on 22 May 2024 at 12:00pm. You will be asked to consider and, if thought fit, to pass the resolutions below. Resolutions 1 to 23 will be proposed as ordinary resolutions, which require more than half of votes to be cast in favour to be passed. Resolutions 24 to 28 will be proposed as special resolutions, which require at least three quarters of votes to be cast in favour to be passed. All Resolutions will be voted on by poll. Explanatory Notes to the Resolutions are set out on pages 13 to 27 of this Notice. Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) will be proposed as an ordinary resolution where only votes cast by Independent Shareholders will be counted. This means that, for Resolution 23 to be passed, more than half of those votes cast by Independent Shareholders on the poll must be in favour of the resolution. Olive has confirmed to the Company that it, and any person acting in concert with it, will abstain from voting on Resolution 23. For more information, see the Explanatory Notes to Resolution 23 on pages 23 to 25 of this document. ORDINARY RESOLUTIONS Resolution 1 - Receipt of the Report and Accounts THAT the audited accounts of the Company for the financial year ended 31 December 2023 together with the strategic report and the reports of the Directors and of the Auditor be hereby received. Resolution 2 - Approval of the Directors' Remuneration Report THAT the Directors' Remuneration Report for the financial year ended 31 December 2023, set out on pages 127 to 143 of the 2023 Integrated Report be hereby approved. Resolution 3 - Election of Director THAT Guillaume Bacuvier be elected as a director of the Company. Resolutions 4 to 18 - Re-election of Directors Resolution 4 - THAT Manolo Arroyo be re-elected as a director of the Company Resolution 5 - THAT John Bryant be re-elected as a director of the Company. Resolution 6 - THAT José Ignacio Comenge be re-elected as a director of the Company. Resolution 7 - THAT Damian Gammell be re-elected as a director of the Company. Resolution 8 - THAT Nathalie Gaveau be re-elected as a director of the Company. Resolution 9 - THAT Álvaro Gómez-Trénor Aguilar be re-elected as a director of the Company. Resolution 10 - THAT Mary Harris be re-elected as a director of the Company. Resolution 11 - THAT Thomas H. Johnson be re-elected as a director of the Company. 7

Resolution 12 - THAT Dagmar Kollmann be re-elected as a director of the Company. Resolution 13 - THAT Alfonso Líbano Daurella be re-elected as a director of the Company. Resolution 14 - THAT Nicolas Mirzayantz be re-elected as a director of the Company. Resolution 15 - THAT Mark Price be re-elected as a director of the Company. Resolution 16 - THAT Nancy Quan be re-elected as a director of the Company. Resolution 17 - THAT Mario Rotllant Solá be re-elected as a director of the Company. Resolution 18 - THAT Dessi Temperley be re-elected as a director of the Company. Resolution 19 - Reappointment of the Auditor THAT Ernst & Young LLP be reappointed as Auditor of the Company from the conclusion of this AGM until the conclusion of the next annual general meeting of the Company. Resolution 20 - Remuneration of the Auditor THAT the Board, acting through the Audit Committee of the Board, be authorised to determine the remuneration of the Auditor. Resolution 21 - Political donations THAT, in accordance with sections 366 and 367 of the Companies Act 2006, the Company, and all companies that are its subsidiaries at any time during the period for which this Resolution is effective, are authorised, in aggregate, to: (a) make political donations to political parties and/or independent election candidates not exceeding £100,000 in total; (b) make political donations to political organisations other than political parties not exceeding £100,000 in total; and (c) incur political expenditure not exceeding £100,000 in total, (as such terms are defined in sections 363 to 365 of the Companies Act 2006) in each case during the period commencing on the effective date of Resolution 21 and ending on the date of the annual general meeting of the Company to be held in 2025 or, if earlier, until close of business on Monday 30 June 2025, provided that the authorised sum referred to in paragraphs (a), (b) and (c) above may be comprised of one or more amounts in different currencies which, for the purposes of calculating that authorised sum, shall be converted into pounds sterling at such rate as the Board may, in its absolute discretion, determine on the day on which the relevant donation is made or the relevant expenditure is incurred or, if earlier, on the day on which the Company or its subsidiary enters into any contract or undertaking in relation to such donation or expenditure (or, if such day is not a business day, the first business day thereafter). 8

Resolution 22 - Authority to allot new shares THAT the Board be generally and unconditionally authorised, without prejudice to the authority conferred on it by ordinary resolution passed on 26 May 2016 but in substitution for all additional subsisting authorities, to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company: (a) up to a nominal amount of €1,534,263.92 (such amount to be reduced by any allotments or grants made under paragraph (b) below in excess of such sum); and (b) comprising equity securities (as defined in the Companies Act 2006) up to a nominal amount of €3,068,527.85 (such amount to be reduced by any allotments or grants made under paragraph (a) above) in connection with an offer by way of a rights issue: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authority to apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Monday 30 June 2025, but in each case during this period the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not ended. Resolution 23 - Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code THAT approval be granted for the waiver by the Panel on Takeovers and Mergers of any obligation that could arise pursuant to Rule 9 of the Takeover Code for Olive Partners S.A. ("Olive"), or any persons acting in concert with Olive, to make a general offer for all the ordinary issued share capital of the Company, following any increase in the percentage of shares of the Company carrying voting rights in which Olive and any persons acting in concert with Olive are interested, resulting from the exercise by the Company of the authority to purchase up to 46,027,917 of its own Ordinary Shares of €0.01 each, granted to the Company pursuant to Resolutions 26 and 27 below, subject to the following limitations and provisions: (a) no approval for such waiver is given where the resulting interest of Olive, together with the interest of those acting in concert with Olive, exceeds 40.1034% or more of the shares of the Company carrying voting rights; and (b) such approval shall expire at the end of next year’s annual general meeting (or, if earlier, the close of business on Monday 30 June 2025). Resolution 23 shall be voted on by the Independent Shareholders only by a poll. SPECIAL RESOLUTIONS Resolution 24 - General authority to disapply pre-emption rights THAT, if Resolution 22 (Authority to allot new shares) is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell Ordinary shares of €0.01 each held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: 9

(a) to the allotment of equity securities or sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph (b) of Resolution 22, by way of a rights issue only): (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and (b) in the case of the authority granted under paragraph (a) of Resolution 22 and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to a nominal amount of €230,139.58, such power to apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Monday 30 June 2025, but in each case during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended. Resolution 25 - General authority to disapply pre-emption rights in connection with an acquisition or specified capital investment THAT, if Resolution 22 (Authority to allot new shares) is passed, the Board be given the power in addition to any power granted under Resolution 24 (General authority to disapply pre-emption rights) to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that Resolution 22 and/or to sell Ordinary shares of €0.01 each held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be: (a) limited to the allotment of equity securities or sale of treasury shares up to a nominal amount of €230,139.58; and (b) used only for the purposes of financing (or refinancing, if the authority is to be used within 12 months of the original transaction) a transaction which the Board of the Company determines to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this Notice such power to apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Monday 30 June 2025, but in each case during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended. Resolution 26 - Authority to purchase own shares on market THAT, if Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) is passed, the Company be authorised for the purposes of section 701 of the Companies Act 2006 to make one or more market purchases (as defined in section 693(4) of the Companies Act 2006) of its Ordinary Shares of €0.01 each (the "Ordinary Shares") provided that the: (a) maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 46,027,917, such limit to be reduced by: 10

(i) the number of Ordinary Shares purchased or agreed to be purchased by the Company after 3 April 2024 and before 22 May 2024 pursuant to any authority granted at the Company's 2023 annual general meeting; and (ii) the number of Ordinary Shares purchased pursuant to the authority granted at Resolution 27 (Authority to purchase own shares off market); (b) minimum price (exclusive of expenses) which may be paid for an Ordinary Share is €0.01; and (c) the maximum price (exclusive of expenses) which may be paid for an Ordinary Share is the highest of: (i) an amount equal to 5% above the average market value of an Ordinary Share purchased on the trading venue where the purchase is carried out for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid for an Ordinary Share on the trading venue where the purchase is carried out at the relevant time, such authority to apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Monday 30 June 2025, but during this period the Company may enter into a contract to purchase Ordinary Shares, which would, or might, be completed or executed wholly or partly after the authority ends and the Company may purchase Ordinary Shares pursuant to any such contract as if the authority had not ended. Resolution 27 - Authority to purchase own shares off market THAT, if Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) is passed, for the purposes of section 694 of the Companies Act 2006, the terms of the buyback contracts entered into conditionally on the passing of this resolution or to be entered into between the Company and any or all of BNP Paribas, BNP Paribas Securities Corp, Mizuho Securities USA LLC, Goldman Sachs International, Goldman Sachs Bank Europe SE and Goldman Sachs & Co. LLC (in the form produced to the meeting and made available at the Company's registered office for not less than 15 days ending with the date of the meeting) (each a "Contract" and, collectively, the "Contracts") are approved and the Company be authorised to undertake off- market purchases (within the meaning of section 693(2) of the Companies Act 2006) of its Ordinary Shares of €0.01 each (the "Ordinary Shares") and pursuant to such Contracts, provided that the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 46,027,917, such limit to be reduced by: (a) the number of Ordinary Shares purchased or agreed to be purchased by the Company after 3 April 2024 and before 22 May 2024 pursuant to any authority granted at the Company's 2023 annual general meeting; and (b) the number of Ordinary Shares purchased pursuant to the authority granted at Resolution 26 (Authority to purchase own shares on market), such authority to apply until the end of next year's annual general meeting or, if earlier, until the close of business on Monday 30 June 2025, but during this period the Company may agree to purchase Ordinary Shares pursuant to any Contract, even if such purchase would, or might, be completed or executed wholly or partly after the authority ends and the Company may accordingly purchase such Ordinary Shares pursuant to any such Contract as if the authority had not ended. 11

Resolution 28 - Notice period for general meetings other than annual general meetings THAT the Directors be authorised to call general meetings (other than an annual general meeting) on not less than 14 clear days' notice, such authority shall apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Monday 30 June 2025. By order of the Board Clare Wardle Company Secretary 4 April 2024 Registered Office: Pemberton House Bakers Road Uxbridge UB8 1EZ United Kingdom Registered in England and Wales No. 09717350 12

Part II Explanatory notes on resolutions Resolution 1 - Receipt of the Report and Accounts We are required by the Companies Act 2006 to present the Strategic Report and the Reports of the Directors and the Auditor and CCEP's audited accounts for the financial year ended 31 December 2023 to the Meeting. These are available at ir.cocacolaep.com/financial-reports-and-results/integrated-reports CCEP's Articles permit the Directors to pay interim dividends, which is CCEP's current practice. Resolution 2 - Approval of the Directors' Remuneration Report Under UK company law, quoted companies are required to present to their shareholders a directors' remuneration report for the financial year. This Resolution invites Shareholders to vote on the Directors' Remuneration Report for the year ended 31 December 2023, as set out on pages 127 to 143 of the 2023 Integrated Report. The 2023 Integrated Report is available at ir.cocacolaep.com/financial-reports-and-results/integrated-reports This vote is advisory and will not affect the future remuneration of the Directors. Resolutions 3 to 18 - Election and re-election of Directors Under CCEP's Articles, all Directors are now required to retire and submit themselves for re-election at each AGM, with the exception of the Chairman. Resolution 3 relates to the election of Guillaume Bacuvier, and resolutions 4 to 18 relate to the re-election of Manolo Arroyo, John Bryant, José Ignacio Comenge, Damian Gammell, Nathalie Gaveau, Álvaro Gómez-Trénor Aguilar, Mary Harris, Thomas H. Johnson, Dagmar Kollmann, Alfonso Líbano Daurella, Nicolas Mirzayantz, Mark Price, Nancy Quan, Mario Rotllant Solá and Dessi Temperley. Biographies of the Directors seeking election and re-election are set out below. In respect of each Director, the strengths and experiences set out indicate why their contribution is, and continues to be, important to the Company's long-term sustainable success. The Board reviewed the independence of the Directors and it has been determined that a majority of the Board and of the Non-executive Directors is independent. The Board recognises that eight of CCEP’s Directors, including the Chairman and Chief Executive Officer, cannot be considered independent. However, CCEP benefits from the non-independent Non-Executive Directors' industry experiences and skills, and they continue to demonstrate effective judgement when carrying out their roles, and understand their obligations as Directors, including under section 172 of the Companies Act 2006. 13

Time Commitment The Board, both prior to a Director’s initial appointment and when nominating a Director for election or re-election, enquires and obtains assurance, that each Director is, or will be, capable of devoting the appropriate time expected of them to board activities and is, or will be, capable of fulfilling their individual, anticipated obligations to CCEP alongside any unanticipated demands which may be placed on them in relation to CCEP or by any other commitments. The Board has carefully considered the additional commitments held by the Directors and has applied the same standard of enquiry for each of them. Our focus is to determine the ability of each Director to commit sufficient time to fulfil their individual obligations, rather than a strict adherence to a numeric count of directorships. Where Directors hold other roles either outside of or elsewhere within the Group, or prior to accepting any additional roles, particular attention is paid to ensure that they are able to commit sufficient time to the Company. The biographies on pages 14 to 22 set out the skills and experience which underpin the contribution each Director brings to the Board for the long term sustainable success of the Company. Based upon the review undertaken, the Board has satisfied itself that each of the Directors is fully able to discharge their duties to the Company and that they each have sufficient capacity to meet their commitments to the Company. Biography of Director standing for election Guillaume Bacuvier Non-executive Director Date appointed to the Board: January 2024 Independent: Yes Key strengths/expertise: • Valuable perspectives on consumer behaviours and strategy • Brings a wealth of marketing effectiveness insights from across Europe and APAC • Strong track record of commercial and technological business transformation Key external commitments: CEO of Worldpanel, Kantar’s consumer panel market research division, and non-executive director of Berger-Levrault Previous roles: CEO of dunnhumby, a number of senior positions at Google and Orange and non-executive director of Attest Technologies Limited and VEON Ltd 14

Biographies of Directors standing for re-election Manolo Arroyo Non-executive Director Member of the Nomination Committee and Remuneration Committee Date appointed to the Board: May 2021 Independent: No Key strengths/experience: • Extensive experience working in the Coca-Cola system • Strong operational leadership experience in international consumer goods groups, lived and worked on four continents, both developed and emerging markets • Strategic marketing, commercial and bottling expertise • Served as CEO of publicly listed FMCG company • In depth understanding of brands in the Coca-Cola system Key external commitments: Executive Vice President and Global Chief Marketing Officer at The Coca-Cola Company ("TCCC") Previous roles: President of the Asia Pacific Group, Bottling Investments Group, and Mexico business unit of TCCC, CEO of Deoleo, S.A., Senior Vice President and President, Asia Pacific of S.C. Johnson & Son, Inc., President of the ASEAN and SEWA business units of TCCC, General Manager of the Spain business unit of TCCC; Vice-Chairman of Coca-Cola COFCO Bottling China, non-executive Director of ThaiNamthip Limited and Coca-Cola Andina and non-executive director of Effie Worldwide John Bryant Non-executive Director Chairman of the Remuneration Committee and Member of the Audit Committee Date appointed to the Board: January 2021 Independent: Yes Key strengths/experience: • Chairman/CEO of a multinational public company • Expert in strategy, mergers and acquisitions, restructuring and portfolio transformation • 30 years’ experience in consumer goods • Strong track record of finance and operational leadership, experience in overseeing information technology • Engaged in the cyber security strategy process Key external commitments: Chairman of the Board and of the Nomination Committee and member of the Remuneration Committee of Flutter Entertainment plc, non-executive director, Chairman of the Remuneration Committee and member of the Audit, Corporate Responsibility and Nomination Committees of Compass Group plc and non-executive director and member of the Audit and Nominating and Corporate Governance Committees of Ball Corporation Previous roles: Executive Chairman and CEO of Kellogg Company having previously held a variety of senior roles in the Kellogg Company, strategy advisor at A.T. Kearney and Marakon Associates and non-executive director of Macy's Inc 15

José Ignacio Comenge Non-executive Director Member of the Remuneration Committee Date appointed to the Board: May 2016 Independent: No Key strengths/experience: • Extensive experience of the Coca-Cola system • Broad board experience across industries and sectors • Knowledgeable about the industry in our key market of Iberia • Insights in formulating strategy drawn from leadership roles in varied sectors Key external commitments: Director of Olive Partners, S.A., ENCE Energía y Celulosa, S.A., Compañía Vinícola del Norte de España, S.A., Ebro Foods S.A., Barbosa & Almeida SGPS, S.A., Mendibea 2002, S.L. and Chairman of Ball Beverage Can Iberica, S.L Previous roles: Senior roles in the Coca-Cola system, AXA, S.A., Aguila and Heineken Spain and Vice-Chairman and CEO of MMA Insurance Damian Gammell Chief Executive Officer Date appointed to the Board: December 2016 Independent: No Key strengths/experience: • Strategy, risk management, development and execution experience • Vision, customer focus and transformational leadership • Developing people and teams and promoting sustainability • Over 25 years of leadership experience and in depth understanding of the non-alcoholic ready to drink (NARTD) industry and within the Coca-Cola system Key external commitments: N/A Previous roles: Beverage Group President of Anadolu Group and CEO of Anadolu Efes, CEO and Managing Director of Coca-Cola İçecek A.Ş. and a number of other senior executive roles in the Coca-Cola system including in Russia, Australia and Germany 16

Nathalie Gaveau Non-executive Director Member of the Environmental, Social and Governance Committee and the Affiliated Transaction Committee Date appointed to the Board: January 2019 Independent: Yes Key strengths/experience: • Successful tech entrepreneur and investor • Expert in e-commerce and digital transformation, innovation, mobile, data and social marketing • International consumer goods experience Key external commitments: Non-executive director of Lightspeed Commerce Inc., Sonepar and PortAventura World and Senior Advisor to BCG Previous roles: Founder and CEO of Shopcade, Interactive Business director of the TBWA Tequila Group, Asia Pacific E-business and CRM Manager for Club Med, co-founder and Managing Director of Priceminister, Financial Analyst for Lazard and non-executive director of HEC Paris and Calida Group and President of Tailwind International Corp, special acquisition company Álvaro Gómez-Trénor Aguilar Non-executive Director Date appointed to the Board: March 2018 Independent: No Key strengths/experience: • Broad knowledge of working in the food and beverage industry • Extensive understanding of the Coca-Cola system, particularly in Iberia • Expertise in finance and investment banking • Strategic and investment advisor to businesses in varied sectors Key external commitments: Director of Olive Partners, S.A. Previous roles: Various board appointments in the Coca-Cola system, including as President of Begano, S.A., director and Chairman of the Audit Committee of Coca-Cola Iberian Partners, S.A., as well as key executive roles in Grupo Pas and Garcon Vallvé & Contreras and director of Global Omnium (Aguas de Valencia, S.A.) and Sinensis Seed Capital SCR de RC, S.A. 17

Mary Harris Non-executive Director Member of the Nomination Committee and Remuneration Committee Date appointed to the Board: May 2023 Independent: Yes Key strengths/expertise: • Top level strategic outlook with international and consumer focus • Significant non-executive director experience gained from other major listed companies • Deep understanding of remuneration requirements gained from previous Remuneration Committee chair roles Key external commitments: Designated non-executive director for workforce engagement and a member of the Remuneration Committee of Reckitt plc(A) and a Supervisory Board member at HAL Holding N.V. Previous roles: Non-executive director at ITV plc, Unibail-Rodamco-Westfield SE, Sainsbury’s, TNT Express and TNT N.V. and Partner at McKinsey & Company (A) Mary Harris will be appointed as Chairman of the Remuneration Committee of Reckitt plc with effect from the Reckitt plc AGM on 2 May 2024. Thomas H. Johnson Non-executive Director and Senior Independent Director Chairman of the Nomination Committee and member of the Remuneration Committee Date appointed to the Board: May 2016 Independent: Yes Key strengths/experience: • Chairman/CEO of international public companies • Manufacturing and distribution expertise • Extensive international management experience in Europe • Investment and finance experience Key external commitments: CEO of The Taffrail Group, LLC and non-executive director of Universal Corporation Previous roles: Chairman and CEO of Chesapeake Corporation, President and CEO of Riverwood International Corporation and director of Coca-Cola Enterprises, Inc., GenOn Corporation, Mirant Corporation, ModusLink Global Solutions, Inc., Superior Essex Inc. and Tumi, Inc. 18

Dagmar Kollmann Non-executive Director Chairman of the Affiliated Transaction Committee and member of the Audit Committee Date appointed to the Board: May 2019 Independent: Yes Key strengths/experience: • Expert in finance and international listed groups • Thorough understanding of capital markets and mergers and acquisitions • Extensive commercial and investor relations experience • Strong executive and senior leadership experience in global businesses • Risk oversight and corporate governance expertise Key external commitments: Chairman of the Supervisory Board of Citigroup Global Markets Europe AG, member of the Supervisory Board of Unibail-Rodamco-Westfield SE and Deutsche Telekom AG, non-executive director of Paysafe Group Limited, and Commissioner in the German Monopolies Commission Previous roles: CEO and Country Head in Germany and Austria for Morgan Stanley, member of the boards of Morgan Stanley International Ltd and Morgan Stanley and Co. International Ltd in London, Associate Director of UBS in London, non-executive director of KfW IPEX-Bank and Deputy Chairman of the Supervisory Boards of Hypo Real Estate Holdings AG and Deutsche Pfandbriefbank AG Alfonso Líbano Daurella Non-executive Director Member of the Affiliated Transaction Committee Date appointed to the Board: May 2016 Independent: No Key strengths/experience: • Developed the Daurella family’s association with the Coca-Cola system • Detailed knowledge of the Coca-Cola system • Insight to CCEP’s impact on communities from experience as trustee or director of charitable and public organisations • Experienced corporate social responsibility (CSR) committee chair Key external commitments: Vice Chairman and Member of the Executive Committee of Cobega, S.A., director of Olive Partners, S.A., Chairman of Equatorial Coca-Cola Bottling Company, S.L., Vice-Chairman of MECC Soft Drinks JLT, Co-chair of the Polaris Committee at United Nations and FBN, and Ambassador of the Family Business Network and member of the board of the American Chamber of Commerce in Spain Previous roles: Various roles at the Daurella family’s Coca-Cola bottling business, director and Chairman of the Quality & CRS Committee of Coca-Cola Iberian Partners, S.A, director of Grupo Cacaolat, S.L. and director of The Coca-Cola Bottling Company of Egypt, S.A.E, member of the board of Banco Espanol de Credito Banesto, and Chair of Family Business Europe 19

Nicolas Mirzayantz Non-executive Director Member of the Audit Committee and Environmental, Social and Governance Committee Date appointed to the Board: May 2023 Independent: Yes Key strengths/expertise: • Over 30 years of strategic, operational and business transformation experience • A deep understanding of the FMCG industry • Strong sustainability and ESG experience Key external commitments: Director of Puig S.L. Previous roles: Various senior roles at IFF, including President, Nourish Division and Divisional CEO, Scent Division. Previously served on the Board of the International Fragrance Association and was a Cultural Leader at the World Economic Forum Mark Price Non-executive Director Member of the Environmental, Social and Governance Committee and Nomination Committee Date appointed to the Board: May 2019 Independent: Yes Key strengths/experience: • Extensive experience in the retail industry • A deep understanding of international trade • Strong strategic and sustainable development skills Key external commitments: Member of the House of Lords, Founder of WorkL, Chair of Trustees of the Fairtrade Foundation UK and President and Chairman of the Chartered Management Institute Previous roles: Managing Director of Waitrose and Deputy Chairman of John Lewis Partnership, non-executive director and Deputy Chairman of Channel 4 TV and Minister of State for Trade and Investment and Trade Policy, Chair of Business in the Community, The Prince’s Countryside Fund and Member of Council at Lancaster University 20

Nancy Quan Non-executive Director Member of the Environmental, Social and Governance Committee Date appointed to the Board: May 2023 Independent: No Key strengths/expertise: • Extensive knowledge of the Coca-Cola system • Significant leadership experience spanning innovation and consumer trends, research and development, and supply chain • Experience applicable to our expanded geographical footprint in the Australia, Pacific and Indonesia region Key external commitments: Executive Vice President and Global Chief Technical and Innovation Officer at TCCC, a member of the Liberty Mutual Group Board of Directors, the Industry Affiliates Advisory Board for the University of California Davis MBA Program and the FIRST (For Inspiration and Recognition of Science and Technology) Executive Advisory Board Previous roles: Various senior roles at TCCC including Chief Technical Officer for Coca-Cola North America, Global Research and Development Officer, Vice President, Innovation, Research and Development General Manager for Europe and Eurasia Group, Vice President, Research and Development, Pacific Group, responsible for the Shanghai, Japan and India Research and Development Centres Mario Rotllant Solá Non-executive Director Chairman of the Environmental, Social and Governance Committee Date appointed to the Board: May 2016 Independent: No Key strengths/experience: • Extensive international experience in the food and beverage industry • Experience of chairing a remuneration committee • In-depth technical knowledge of the Coca-Cola system and the bottling industry • Development of non-profit organisations Key external commitments: Vice-Chairman of Olive Partners, S.A., Co-Chairman and member of the Executive Committee of Cobega, S.A., Chairman of the North Africa Bottling Company, Chairman of the Advisory Board of Banco Santander, S.A. in Catalonia and a director of Equatorial Coca-Cola Bottling Company, S.L. Previous roles: Second Vice-Chairman and member of the Executive Committee and Chairman of the Appointment and Remuneration Committee of Coca-Cola Iberian Partners, S.A. 21

Dessi Temperley Non-executive Director Chairman of the Audit Committee Date appointed to the Board: May 2020 Independent: Yes Key strengths/experience: • Financial and technical accounting expertise • Strong commercial insights and knowledge of European markets • International consumer brands experience • Skilled in technology Key external commitments: Non-executive director and Chairman of the Audit Committee of Cimpress plc, non-executive director and member of the Audit and Risk Committee of Philip Morris International Inc. and member of the Supervisory Board of Corbion N.V. Previous roles: Group CFO of Beiersdorf AG, member of the Supervisory Board of Tesa SE, Head of Investor Relations at Nestlé, CFO of Nestlé Purina EMENA and CFO of Nestlé South East Europe, and finance roles at Cable & Wireless and Shell Resolutions 19 and 20 - Reappointment and Remuneration of the Auditor CCEP is required to appoint an auditor for each financial year, to hold office until the end of the next general meeting at which accounts are laid before the Shareholders. Ernst & Young LLP were first appointed by the Company to audit the financial statements for the year ending 31 December 2016 (following the Company's creation in 2016 after the merger). The period of total uninterrupted engagement since the Company's creation, including previous renewals and reappointments is eight years, covering the years ending 31 December 2016 to 31 December 2023. Accordingly, the Board, on the unanimous recommendation of the Audit Committee, which has evaluated the effectiveness and independence of the external auditor, is proposing the reappointment of CCEP's existing Auditor, Ernst & Young LLP, as Auditor of CCEP for the financial year ending 31 December 2024, under Resolution 19. The Directors may set the remuneration of the Auditor if authorised by the Shareholders to do so. The Competition and Markets Authority’s Statutory Audit Services Order, which came into effect on 1 January 2015 (and with which CCEP voluntarily complies), clarified certain responsibilities of the Audit Committee, including providing that, acting collectively or through its chairman, and for and on behalf of the Board, it is permitted to negotiate and agree the statutory audit fee. Resolution 20 seeks authority for the Audit Committee to determine the Auditor’s remuneration for 2024. Resolution 21 - Political donations The Companies Act 2006 prohibits companies from making political donations to political organisations, independent candidates or incurring UK political expenditure exceeding £5,000 in any 12 month period unless authorised by Shareholders in advance. CCEP does not make, and does not intend to make, donations to political organisations or independent election candidates, nor does it incur any political expenditure. However, the definitions of political donations, political organisations and political expenditure used in the Companies Act 2006 are very wide. As a result, this can cover activities such as sponsorship, subscriptions, payment of expenses, paid leave for employees fulfilling certain public duties, and support for bodies representing the business community in policy review or reform. Shareholder approval is being sought on a precautionary basis only, to allow CCEP and any company which, at any time during the period for which this resolution has effect, is a subsidiary of CCEP, to continue to support the community and put forward its views on wider business and government interests, without running the risk of inadvertently breaching the legislation. 22

The Board is therefore seeking authority to: (a) make political donations to political organisations and independent election candidates not exceeding £100,000 in total; (b) make political donations to political organisations other than political parties not exceeding £100,000 in total; and (c) incur political expenditure not exceeding £100,000 in total, provided that the aggregate of all expenditure under (a), (b) and (c) shall not exceed £100,000 in total. In line with best practice guidelines published by the Investment Association (IA), this resolution is put to Shareholders annually rather than every four years as required by the Companies Act 2006. For the purposes of this resolution, the terms 'political donations', 'political organisations', 'independent election candidate' and 'political expenditure' shall have the meanings given to them in sections 363 to 365 of the Companies Act 2006. Resolution 22 - Authority to allot new shares This resolution seeks authority from the Shareholders to allot shares or grant rights to subscribe for or to convert any securities into Ordinary Shares. The authority is expected to be renewed at each annual general meeting. Paragraph (a) of this resolution would give the Directors the authority to allot Ordinary Shares or grant rights to subscribe for or convert any securities into Ordinary Shares up to an aggregate nominal amount equal to €1,534,263.92 (representing 153,426,392 Ordinary Shares). This amount represents approximately one-third of the issued ordinary share capital of CCEP as at 3 April 2024, the latest practicable date prior to publication of this Notice. In line with guidance issued by the IA, paragraph (b) of this resolution would give the Directors authority to allot Ordinary Shares or grant rights to subscribe for or convert any securities into Ordinary Shares in connection with a rights issue in favour of ordinary shareholders up to an aggregate nominal amount equal to €3,068,527.85 (representing 306,852,785 Ordinary Shares), as reduced by the nominal amount of any shares issued under paragraph (a) of this resolution). This amount (before any reduction) represents approximately two-thirds of the issued ordinary share capital of CCEP as at 3 April 2024, the latest practicable date prior to publication of this Notice. The Directors have no present intention to exercise the authority sought under this resolution. The authority is, however, sought to ensure that CCEP has maximum flexibility in managing CCEP's capital resources. If they do exercise the authority, the Directors intend to follow IA recommendations concerning its use (including as regards the Directors standing for re-election in certain cases). The authority sought under this resolution would apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Monday 30 June 2025. As at the date of this Notice, no Ordinary Shares are held as treasury shares by CCEP. Resolution 23 - Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code Resolution 23 ("Waiver Resolution") seeks approval from the Independent Shareholders of a waiver under Rule 9 of the Takeover Code. As described in greater detail below, if Olive's interest in Ordinary Shares increases as a result of CCEP purchasing its own shares, an obligation could arise on Olive, and any person acting in concert with Olive, to make a general offer for the entire issued share capital of the Company. If the Waiver Resolution is approved at the AGM, Olive will not, thereby, be restricted from making an offer for CCEP. However, under the terms of the Shareholders' Agreement, as more fully described in the Prospectus, neither European Refreshments Unlimited Company ("ER") nor Olive may acquire shares in CCEP that, when aggregated with the shares held by the other, represent more than 67% of the issued CCEP shares, other than as a result of an offer (as defined in the Takeover Code) recommended by a simple majority of the Independent Non-executive Directors ("INEDs") of CCEP. Resolutions 26 and 27, which are each conditional on the passing of this Resolution 23, would allow CCEP to buy back its own Ordinary Shares. If Resolutions 26 and 27 pass, CCEP would have authorisation to purchase up to 46,027,917 Ordinary Shares ("Buyback Authorities"). Currently, Olive is interested in an aggregate of 166,128,987 Ordinary Shares representing approximately 36.0931% of the issued share capital of CCEP. If CCEP were to repurchase shares from persons other than Olive, or any person acting in concert with Olive, all the Ordinary Shares for which it is seeking the Buyback Authorities (and assuming no other allotments of Ordinary Shares), the maximum potential shareholding of Olive and any person acting in concert with Olive would increase to approximately 40.1034% of the issued ordinary share capital of CCEP. 23

Accordingly, an increase in the percentage of the shares carrying voting rights in which Olive or any person acting in concert with Olive are interested, as a result of any exercise of the Buyback Authorities, would ordinarily, in the absence of a waiver granted by the Panel and the Waiver Resolution (if approved), have the effect of triggering Rule 9 of the Takeover Code and result in Olive and any person acting in concert with Olive being under an obligation to make a general offer to all Shareholders. Following exercise of the Buyback Authorities (either in whole or in part), Olive will continue to be interested in Ordinary Shares carrying more than 30% of the voting rights of CCEP, but will not hold Ordinary Shares carrying more than 50% of such voting rights, and any further increase in that interest (other than a further exercise of the Buyback Authorities) will be subject to the provisions of Rule 9 of the Takeover Code. The Takeover Code is administered by the Panel and applies to CCEP because it is a UK public company, which has its registered office in the United Kingdom and has securities admitted to trading on a regulated market in the UK. The Panel is the UK body which provides a framework for takeovers in the UK and ensures fair and equal treatment of shareholders in relation to takeovers. Under Rule 9 of the Takeover Code, when (i) any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which, taken together with shares in which he and persons acting in concert with him are interested, carry 30% or more of the voting rights of a company subject to the Takeover Code, or (ii) any person who, together with persons acting in concert with him, is interested in shares which in aggregate carry not less than 30% of the voting rights of a company, but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of the shares carrying voting rights in which he is interested, then in either case, that person is normally required to make a general offer in cash for all the remaining equity share capital of that company at the highest price paid by him, or any persons acting in concert with him, for shares in that company within the 12 months prior to the announcement of the offer. Under Rule 37 of the Takeover Code, when a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights in which a person or group of persons acting in concert is interested will be treated as an acquisition for the purpose of Rule 9 of the Takeover Code (although a shareholder who is neither a director nor acting in concert with a director will not normally incur an obligation to make a Rule 9 offer). However, Rule 37.1 also provides that, subject to prior consultation, the Panel will normally waive any resulting obligation to make a general offer if there is a vote of independent shareholders. Accordingly, the Panel was consulted at an early stage regarding the Waiver Resolution and the Buyback Authorities. The Panel has reviewed the Waiver Resolution and the Buyback Authorities and the Panel has agreed, subject to the Independent Shareholders’ approval on a poll, and in accordance with Rule 37.1 of the Takeover Code, to waive the application of Rule 9 of the Takeover Code. The waiver granted by the Panel relates only to any increase in the percentage of Ordinary Shares held by Olive or any person acting in concert with Olive as a result of purchases by CCEP of Ordinary Shares pursuant to the Buyback Authorities which are sought from the Shareholders in Resolutions 26 and 27 at the AGM and conditional on the passing of Resolution 23 by the Independent Shareholders of CCEP on a poll. As Olive, and any concert party of Olive, are interested in the outcome of Resolution 23, they will be precluded from voting on that Resolution. The approval in Resolution 23 (if it is given) shall expire at the end of next year’s annual general meeting or, if earlier, the close of business on Monday 30 June 2025. Further details in relation to the Waiver Resolution are set out in Part IV of this Notice. Olive’s intentions Olive has confirmed that it has no intention to make any changes with respect to the following matters because of any increase in its shareholding resulting from a share buyback: (a) the future business of CCEP, including its intentions for any research and development functions of CCEP; (b) the continued employment of the employees and management of CCEP and of its subsidiaries, including any material change in conditions of employment or in the balance of the skills and functions of the employees and management; 24

(c) CCEP's strategic plans, and their likely repercussions on employment or the locations of CCEP's places of business, including on the location of CCEP’s headquarters and headquarters functions; (d) employer contributions into CCEP's pension scheme(s) (including with regard to current arrangements for the funding of any scheme deficit), the accrual of benefits for existing members, and the admission of new members; (e) the redeployment of the fixed assets of CCEP; or (f) the maintenance of CCEP’s listing on Euronext Amsterdam, the NASDAQ Global Select Market ("Nasdaq"), London Stock Exchange (“LSE”) and the Spanish Stock Exchanges. Olive has confirmed that, if it attains the maximum potential shareholding that it could obtain, of approximately 40.1034% of the issued share capital of CCEP, as a result of the Buyback Authorities, this would not materially affect the running of its future business, including in relation to (b) and (c) above as regards itself, nor significantly affect its earnings, assets or liabilities. BNP Paribas has provided advice to the Non-Olive Directors, in accordance with the requirements of paragraph 4(a) of Appendix 1 to the Takeover Code, in relation to the granting of the waiver by the Panel of the obligation that could arise on Olive to make an offer under Rule 9 of the Takeover Code in relation to Resolutions 26 and/or 27. This advice was provided by BNP Paribas to the Non-Olive Directors only, and in providing such advice BNP Paribas has taken into account the Non-Olive Directors’ commercial assessments. Resolutions 24 and 25 - Authority to disapply pre-emption rights If we allot new shares or sell treasury shares for cash (other than in connection with employee share schemes or the dividend reinvestment programme), we are required by the Companies Act 2006 to first offer the shares to Shareholders in proportion to their existing holdings (known as pre-emption rights), but we may seek Shareholder approval to disapply pre-emption rights, or issue shares on a non pre-emptive basis. Resolutions 24 and 25 are proposed as special resolutions, which requires a 75% majority of the votes to be cast in favour to be passed. They would give the Directors the power to allot Ordinary Shares (or sell any Ordinary Shares which CCEP elects to hold in treasury) for cash without first offering them to existing Shareholders in proportion to their existing shareholdings. The power in Resolution 24 would be limited to: (a) allotments or sales in connection with pre-emptive offers and offers to holders of other equity securities if required by the rights of those shares or as the Board otherwise considers necessary; or (b) up to an aggregate nominal amount of €230,139.58 (representing 23,013,958 Ordinary Shares). This aggregate nominal amount represents approximately 5% of the issued ordinary share capital of CCEP (excluding treasury shares) as at 3 April 2024, being the latest practicable date prior to publication of this Notice. Resolution 25 is intended to give the Company flexibility to make non pre-emptive issues of Ordinary Shares in connection with acquisitions and other capital investments as contemplated by Statement of Principles on Disapplying of Pre-emption Rights published by the Pre-Emption Group in November 2022 (the ‘2022 Principles’). The power under Resolution 25 is in addition to that proposed by Resolution 24 and would be limited to allotments or sales of up to an aggregate nominal amount of €230,139.58 (representing 23,013,958 Ordinary Shares). The Board confirms that it will only use the additional authority under Resolution 25 where that allotment is in connection with an acquisition or specified capital investment (within the meaning given in the 2022 Principles) which is announced contemporaneously with the allotment, or which has taken place in the preceding twelve-month period and is disclosed in the announcement of the allotment. This aggregate nominal amount represents approximately 5% of the issued ordinary share capital of CCEP (excluding treasury shares) as at 3 April 2024, being the latest practicable date prior to publication of this Notice. The 2022 Principles permit a company to allot shares for cash on a non pre-emptive basis of up to: (i) 10% of its issued share capital (excluding treasury shares) on an unrestricted basis; and (ii) a further 10% of its issued share capital (excluding treasury shares) for use in connection with an acquisition or specified capital investment as contemplated by the 2022 Principles described above. In both cases, a further authority of up to an 2% can be sought in connection with a follow-on offer to retail investors or existing investors not allocated shares in the offer. The Board acknowledges the provisions of the 2022 Principles. However, at this time, the Board considers it appropriate to retain the limits of 5% of the issued ordinary share capital of CCEP in Resolutions 24 and 25 and have not adopted the increased limits of 10% set out in the 2022 Principles.The Board considers that the 5% limits provide 25 sufficient flexibility to CCEP at present, but will keep emerging market practice under review and will consider what is in the best interests of the Company. The Board has no present intention of exercising the authorities sought under Resolutions 24 and 25.The Board confirms that, in considering the exercise of the authority under Resolutions 24 and 25, they intend to follow the shareholder protections set out in Part 2B of the 2022 Principles to the extent reasonably practicable and relevant (as the Company is not seeking authority for follow-on offers). The powers sought under Resolutions 24 and 25 would apply until the end of next year's annual general meeting or, if earlier, until the close of business on Monday 30 June 2025. Resolutions 26 and 27 - Authority to purchase own shares Resolutions 26 and 27, which are each conditional on the passing of Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code), would allow CCEP to buy back its own Ordinary Shares via methods permitted by the Companies Act 2006. Resolution 26 would allow CCEP to buy back its Ordinary Shares by way of on-market purchases on a recognised investment exchange pursuant to section 701 of the Companies Act 2006. However, as the Nasdaq, Euronext Amsterdam and the Spanish Stock Exchanges are not recognised investment exchanges for the purposes of section 693(2) of the Companies Act 2006, repurchases conducted on these exchanges do not qualify as 'on-market' purchases. Therefore approval of off-market purchases is sought under Resolution 27 to enable share repurchases of shares quoted on any of these exchanges. The Directors consider it to be desirable to have the general authority to make purchases either by way of on market purchases under Resolution 26 or off market purchases under Resolution 27 (the latter of which, as described above, could include open-market repurchases of shares quoted on the Nasdaq, Euronext Amsterdam or the Spanish Stock Exchanges) to have maximum flexibility in managing CCEP's capital resources or offset the dilutive effect of the issue of new shares under CCEP's share award plans. The Directors will only buy back shares when they consider that such purchases would be in the interests of CCEP and Shareholders generally, and could be expected to result in an increase in the earnings per share of CCEP. There can be no certainty as to whether CCEP will repurchase any of its shares, or as to the amount of any such repurchases or the prices at which such repurchases may be made. Any decision by CCEP to repurchase any of its shares would involve due consideration to the Company's leverage position. CCEP ended FY23 with a net debt to comparable EBITDA ratio of 3 times, returning to the top end of the Company’s target leverage range of 2.5 to 3 times. This demonstrated the pace of deleveraging, reflecting the Company's strong free cash flow generation, since the Company closed the Coca-Cola Amatil Limited acquisition in May 2021. The Company completed the acquisition of Coca-Cola Beverages Philippines Inc. ("CCBPI") in February 2024. As this has only a modest impact on leverage and given the Company's strong focus on driving cash and further working capital improvements, the Company anticipates it will return to within its target leverage during 2024 whilst remaining fully committed to its strong investment grade ratings. CCEP currently has no Ordinary Shares held in treasury. Under the Companies Act 2006, Ordinary Shares bought back may be held in treasury or may be cancelled. Ordinary Shares held in treasury may be either sold for cash or transferred for the purposes of an employee share scheme (subject, if necessary, to Shareholders’ approval at a general meeting). Whilst CCEP therefore has a choice of either holding or cancelling any Ordinary Shares it may purchase, given that its Ordinary Shares are held and settled within DTC, CCEP is most likely to choose to cancel any such Ordinary Shares. If, notwithstanding the above, CCEP decides not to cancel such Ordinary Shares, but instead hold them in treasury, CCEP would have regard to any investor guidelines regarding the purchase of Ordinary Shares intended to be held in treasury and their holding or resale. CCEP has share awards outstanding over 1,670,197 Ordinary Shares, representing 0.3629% of CCEP’s ordinary issued share capital as at 3 April 2024. Authority is sought for CCEP to purchase, in aggregate under Resolutions 26 and/or 27, an amount of Ordinary Shares which, as at 3 April 2024, is up to 10% of its issued Ordinary Shares, however, this authorised amount will be reduced by an amount equal to the number of Ordinary Shares that are purchased or agreed to be purchased by CCEP after 3 April 2024 and before 22 May 2024 pursuant to the authority granted at CCEP’s 2023 annual general meeting (if any). This is to ensure that the amount being whitewashed pursuant to Resolution 23 will always be the maximum potential shareholding of Olive and any person acting in concert with Olive. Resolutions 26 and/or 27 are proposed as special resolutions, which require 75% majority of the votes to be cast in favour to be passed. 26

On market purchases Under Resolution 26, which is conditional on the passing of Resolution 23, authority is sought to allow CCEP to buy back its own Ordinary Shares by way of market purchases (as such term is defined in section 693(4) of the Companies Act 2006), in accordance with specific procedures set out in the Companies Act 2006. The minimum price, exclusive of expenses, which may be paid for an Ordinary Share on-market is €0.01, its nominal value. The maximum price, exclusive of expenses, which may be paid for an Ordinary Share on-market is equal to the highest of: (a) an amount equal to 5% above the average market value of an Ordinary Share purchased on the trading venue where the purchase is carried out for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased; and (b) the higher of the price of the last independent trade and the highest current independent bid for an Ordinary Share on the trading venue where the purchase is carried out at the relevant time. Off market purchases Under Resolution 27, which is conditional on the passing of Resolution 23, authority is sought to allow CCEP to buy back its own Ordinary Shares by way of off market purchases (as such term is defined in section 693(2) of the Companies Act 2006, which would include open-market repurchases of Ordinary Shares quoted on any of the Nasdaq, Euronext Amsterdam and the Spanish Stock Exchanges), in accordance with specific procedures set out in the Companies Act 2006. Such repurchases may only be made pursuant to a share repurchase contract, the terms of which have been approved by Shareholders in accordance with section 694 of the Companies Act 2006. Resolution 27 specifies which counterparties may each enter into such contracts with CCEP. Under the Companies Act 2006, CCEP may enter into any such contracts prior to, but conditional on, the approval of their terms by Shareholders, or subsequently, once their terms have been approved by Shareholders. As it did at the 2023 annual general meeting, CCEP is seeking approval of the terms of the Contract as defined in Resolution 27. Any Contracts that have not already been approved by Shareholders and which are entered into prior to this year’s AGM will be conditional on the approval of their terms at the AGM and no purchase of any Ordinary Shares will take place under them unless and until such approval is given. Copies of the Contract and the list of repurchase counterparties related to such Contract, will be made available for Shareholders to inspect at CCEP's registered office at Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom from 1 May 2024 until the date of the AGM. Copies of the Contract and the list of repurchase counterparties will also be available for inspection at the AGM. Under the Companies Act 2006, CCEP must seek authorisation for share repurchase contracts and counterparties at least every five years. However, if Resolution 27 is approved, CCEP may repurchase shares pursuant to the form of Contract with the relevant counterparties until the end of next year’s annual general meeting or, if earlier, until the close of business on Monday 30 June 2025. Resolution 28 - Notice period for general meetings other than annual general meetings Under UK company law, general meetings are required to be called on 21 clear days’ notice, except where reduced by special resolution of the shareholders. Resolution 28, which is proposed as a special resolution and requires 75% of votes to be cast in favour to be passed, seeks authority for the Directors to call general meetings (other than annual general meetings) on 14 days’ notice. However, as CCEP has a global shareholder base, in practice we would always aim to provide a longer notice period to allow overseas investors to participate fully. The shorter notice period will not be used as a matter of routine and will only be used where it makes sense to do so, having regard to the business to be transacted at that meeting. In addition, the Directors will not make use of the shorter notice period except where they consider that doing so would be beneficial to the Shareholders as a whole. If the authority is used, CCEP would expect to explain its reasons for taking this exceptional action in its next integrated report and accounts. The authority granted by this resolution shall apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Monday 30 June 2025, and is intended to be renewed every year. CCEP would meet the requirements for electronic voting to be available at any general meeting held on short notice. 27

Part III Notes to the Notice of 2024 Annual General Meeting Appointment of proxies 1. Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A Shareholder may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that Shareholder. If a member appoints more than one proxy and the proxy forms appointing those proxies would give those proxies the apparent right to exercise votes on behalf of the member over more shares than are held by the member, then each of those proxy forms will be invalid and none of the proxies so appointed will be entitled to attend, speak or vote at the AGM. A proxy need not be a Shareholder of CCEP. 2. A proxy form which may be used to make such appointment and give proxy instructions accompanies this Notice. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact the Company Secretary at Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom, or by email at shareholders@ccep.com. 3. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form. 4. To be valid, any proxy form or other instrument appointing a proxy must be received no later than 12:00pm on 20 May 2024 (or, in the event of any adjournment, 48 hours before the time of the adjourned Meeting). A member may vote by choosing one of the following methods: (a) Voting via the internet: to vote via the internet, go to www.proxyvote.com. Have the information printed on the proxy form in the box marked by the arrow →[xxxx xxxx xxxx xxxx] available and follow the instructions. (b) Voting by mail: to vote by mail, request a paper copy of the proxy materials, which will include a proxy form and postage-paid envelope for returning your proxy card. (c) Voting in person: to vote at the Meeting, you will need to request a poll card and complete it at the Meeting. 5. In the case of a Shareholder which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer, attorney or other person authorised to sign it for CCEP. 6. The proceedings of a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is sent in electronic form as provided above, but because of a technical problem it cannot be read by the recipient. 7. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in CCEP's register of members in respect of the joint holding (the first-named being the most senior). 8. If you submit more than one valid proxy appointment in respect of the same share, the appointment received last before the latest time for the receipt of proxies will take precedence. If CCEP is unable to determine which notice was last received, none of them shall be treated as valid in respect of that share. 9. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM. 10. The return of a completed proxy form, other such instrument or any CREST Form of Instruction or similar proxy instruction (as described in paragraphs 11 to 14 below) will not prevent a Shareholder attending the AGM and voting in person if he/she wishes to do so. 28

CREST 11. If you are a holder of Depositary Interests ("DIs"), you should return a completed Form of Instruction to the Transfer Agent, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom in the enclosed reply paid envelope following the instructions therein. To be effective, the Form of Instruction must be received by the Transfer Agent by no later than 12:00pm on 17 May 2024. Alternatively, holders of DIs may transmit voting instructions by utilising the CREST voting service in accordance with the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take appropriate action on their behalf. For instructions made using the CREST voting service to be valid, the appropriate CREST message ("CREST Voting Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com/ CREST). 12. To be effective, the CREST Voting Instruction must be transmitted so as to be received by the Transfer Agent (ID: 3RA50) no later than 12:00pm on 17 May 2024 (or, in the event of an adjourned meeting, three business days before the adjourned meeting (excluding weekends and public holidays in the UK)). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST Voting Instruction by the CREST applications host) from which CCEP's agent is able to retrieve the CREST Voting Instruction by enquiry to CREST in the manner prescribed by CREST. After this time, any change of voting instructions made through CREST should be communicated to the Transfer Agent by other means. 13. Holders of DIs and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the transmission of CREST Voting Instructions. It is the responsibility of the DI holder concerned to take (or, if the DI holder is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that their CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a CREST Voting Instruction is transmitted by means of the CREST voting service by any particular time. In this connection, DI holders and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. 14. CCEP may treat as invalid a CREST Voting Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Corporate representatives 15. Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its power as a member provided that they do not do so in relation to the same shares. Nominated persons 16. Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights ("Nominated Person") may, under an agreement between him/her and the Shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the Shareholder as to the exercise of voting rights. 17. The statement of the rights of Shareholders in relation to the appointment of proxies in paragraphs 2 to 10 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by Shareholders. 29

Entitlement to attend and vote 18. To be entitled to attend and vote at the AGM either in person or by proxy (and for the purpose of the determination by CCEP of the votes they may cast), Shareholders must be registered in the Register of Members of CCEP at 12:00pm on 20 May 2024, (or, in the event of any adjournment, on the date which is 48 hours before the time of the adjourned Meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting. Shareholders are advised to check our website for updates at www.cocacolaep.com/about-us/governance/ shareholder-meetings. Issued shares and total voting rights 19. As at 3 April 2024 (being the last practicable date prior to the publication of this Notice) CCEP’s issued share capital consists of 460,279,178 Ordinary Shares carrying one vote each. Therefore the total voting rights in CCEP as at 3 April 2024 are 460,279,178 Ordinary Shares. Website publication of audit concerns 20. Under section 527 of the Companies Act 2006 members meeting the threshold requirements set out in that section have the right to require CCEP to publish on a website a statement setting out any matter relating to: (i) the audit of CCEP’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an Auditor of CCEP ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006. CCEP may not require the Shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where CCEP is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to CCEP's Auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that CCEP has been required under section 527 of the Companies Act 2006 to publish on a website. General queries 21. Except as provided above, members who have general queries about the AGM, or queries unrelated to the business of the AGM, should use the following means of communication (no other methods of communication will be accepted): (a) Shareholders may contact our registrar, Computershare, on +1-781-575-2867 (outside the US) or +1-800-418-4223 (within the US); or (b) access Computershare’s investor website at www.computershare.com/us/investor. You may not use any electronic address provided either in this Notice of AGM or any related documents (including the Chairman's letter and proxy form) to communicate with CCEP for any purposes other than those expressly stated. 30

Shareholder Information 22. A copy of the Notice of Meeting and other information required by section 311A of the Companies Act 2006 can be found at the Company’s website (www.cocacolaep.com/about-us/governance/shareholder-meetings). 23. Under sections 338 and 338A of the Companies Act, members meeting the threshold requirements in those sections have the right to require the Company to: (a) give to members of the Company entitled to receive notice of the AGM, notice of a resolution which may properly be moved and is intended to be moved at that meeting; and/or (b) include in the business to be dealt with at that meeting any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless: (i) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise), (ii) it is defamatory of any person, or (iii) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must have been received by the Company no later than 9 April 2024, being the date six clear weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. Privacy Notice 24. The AGM may involve the processing of shareholders’ personal data, as defined in the General Data Protection Regulation (GDPR). This includes all data provided by you, or on your behalf, which relates to your shareholding, including, your name, address, contact information, the number and type of shares you hold and the votes you cast. The Company and any third party to which it discloses your personal data (including the Company’s registrar) may process your personal data in accordance with the Company’s privacy policy pursuant to the legitimate interest for the purpose of operating an efficient and reliable voting system. Questions at the AGM 25. Any Shareholder attending the AGM has the right to ask questions. CCEP must cause to answer any such question relating to the business being dealt with at the AGM, but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of CCEP or the good order of the Meeting that the question be answered. 31

Part IV Additional Information 1. Responsibility Statement The Directors take responsibility for the information contained in this Notice, save that: (a) the Olive Nominated Directors, who have not participated in the Board’s consideration of the Waiver Resolution, take no responsibility for the second paragraph under the heading "Recommendation" on page 5; and (b) the only responsibility accepted by the Directors in respect of the information in this Notice relating to Olive and its intentions has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the Directors to verify this information). To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that this is the case), the information for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. The directors of Olive take responsibility for information in this Notice relating to Olive and its intentions. To the best of the knowledge and belief of the directors of Olive (who have taken all reasonable care to ensure that this is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information. 2. Business of CCEP Coca-Cola Europacific Partners plc is a publicly traded, UK-domiciled company listed on Euronext Amsterdam, Nasdaq, LSE and the Spanish Stock Exchanges (ticker symbol: CCEP). CCEP is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands - serving 600 million consumers and helping 2.1 million customers across 31 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. CCEP was formed on 28 May 2016 through the merger of Coca-Cola Enterprises, Inc., Coca-Cola Erfrischungsgetränke GmbH and Coca-Cola Iberian Partners, S.A. as more fully set out in the Prospectus. 3. Current ratings CCEP's current long-term ratings from Moody's and Fitch are Baa1 and BBB+, respectively. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management decisions of TCCC and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and result of operations. There are no current ratings or outlooks publicly accorded to Olive by any ratings agencies. 32

4. Directors of CCEP

The names of the Directors and the positions they hold at the date of this Notice are:

Name	Position
Damian Gammell	Chief Executive Officer
Olive Nominated Directors	
Sol Daurella	Chairman
José Ignacio Comenge	Non-executive Director
Álvaro Gómez-Trénor Aguilar	Non-executive Director
Alfonso Líbano Daurella	Non-executive Director
Mario Rotllant Solá	Non-executive Director and Environmental, Social and Governance Committee Chairman
ER Nominated Directors	
Manolo Arroyo	Non-executive Director
Nancy Quan	Non-executive Director
INEDs	
Guillaume Bacuvier	INED
John Bryant	INED and Remuneration Committee Chairman
Mary Harris	INED
Nathalie Gaveau	INED
Thomas H. Johnson	INED, Senior Independent Director and Nomination Committee Chairman
Dagmar Kollmann	INED and Affiliated Transaction Committee Chairman
Nicolas Mirzayantz	INED
Mark Price	INED
Dessi Temperley	INED and Audit Committee Chairman

Further information relating to the Directors is provided on pages 93 to 99 of the 2023 Integrated Report. The business address of the Directors is: Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom.

5. Directors' and other interests in CCEP

At the close of business on 3 April 2024 (being the latest practicable date prior to the date of this Notice), the interests of the Directors and their families and the interests of persons connected with them, within the meaning of Part 22 of the Companies Act 2006, in the issued share capital of CCEP were as follows:

Name	Ordinary Shares	% of CCEP's issued share capital	Shares held
Sol Daurella[1]	33,385,384	7.25329	Indirectly through Olive
Damian Gammell	584,124	0.12691	Directly
John Bryant	3,340	0.00073	Directly
José Ignacio Comenge	7,855,504	1.70668	Indirectly through Olive
Álvaro Gómez-Trénor Aguilar	3,143,876	0.68304	Indirectly through Olive
Thomas H. Johnson	14,000	0.00304	Directly
Alfonso Líbano Daurella	6,701,540	1.45597	Indirectly through Olive
Nicolas Mirzayantz	7,930	0.00172	Directly

1. For the purposes of Rules 24 and 25 of the Takeover Code, under Part 22 of the Companies Act 2006, Sol Daurella is deemed to be interested in the Ordinary Shares held by Olive by virtue of her indirect minority interest in Cobega S.A., which indirectly owns 57.47% of Olive.

33

As at the close of business on 3 April 2024 (being the latest practicable date prior to the date of this Notice), Olive holds 166,128,987 Ordinary Shares, representing approximately 36.0931% of CCEP's issued share capital. In addition, as provided below, the following directors of Olive (all of whom are corporate directors, as set out in paragraph 12, below) hold an indirect interest in CCEP's Ordinary Shares through their shareholding in Olive: % of CCEP's issued share capital Colabots, S.L. 0.07416628 Empresas Comerciales e Industriales Valencianas, S.L 7.71353848 Fimora Inversiones S.L. 1.83174019 Mendibea 2002, S.L. 0.95924519 Paulus Ventures, S.L. 0.00000002 Roscolía, S.L. 0.00000002 Furthermore, the following directors of Olive (all of whom are corporate directors, as set out in paragraph 12, below) hold an indirect interest in CCEP’s Ordinary Shares through their direct or indirect shareholdings in Cobega, S.A. ("Cobega"): Directors % of CCEP’s issued share capital Begindau, S.L.U.1 7.24940270 Indau S.á r.l. 7.24940270 Gesnecon 91, S.L. 3.25679679 Montsunt, S.A. 2.41479023 Daurin S.L.U. 7.24940270 1. is a fully-owned subsidiary of Indau S.á r.l. As at the close of business 3 April 2024 (being the latest practicable date prior to the date of this Notice) two of Olive’s shareholders, Cobega Invest, S.L.U. (currently holder of a 57.47375415% stake in Olive) and Empresas Comerciales e Industriales Valencianas, S.L.U. ("Empresas") (currently holder of a 21.37123218% stake in Olive) would hold an indirect stake in CCEP of more than 5% of its issued share capital (20.74405494% in the case of Cobega Invest, S.L.U. and 7.71353848% in the case of Empresas). Cobega Invest, S.L.U. is 100% owned by Cobega, the Daurella family’s holding company and a former bottling company active in Catalonia, Aragon, the Balearic Islands, the Canary Islands and Andorra. Empresas was the main shareholder of a former bottling company active in the Levante region of Spain until it was merged into Coca-Cola Iberian Partners S.A. ("CCIP") (now a CCEP subsidiary) in 2013, and is now a holding company whose main assets are shares in Olive as well as certain other interests in real estate and companies active in the food, agriculture and production of renewable energy sectors. In addition, as at close of business on 3 April 2024 (being the latest practicable date prior to the date of this Notice), Begindau, S.L.U. ("Begindau"), as a shareholder of Cobega, would also hold an indirect stake in CCEP of more than 5% of its issued share capital 7.24940270%). Begindau is a fully owned subsidiary of Indau, S.á r.l. ("Indau") and is ultimately fully controlled by Sol Daurella. Begindau and Indau are pure holding companies whose main assets are shares in Cobega. As at the close of business on 3 April 2024 (being the latest practicable date prior to the date of this Notice), certain options over Ordinary Shares have been granted to Damian Gammell, for nil consideration, as follows: Name Share scheme Number of shares Exercise Price Exercise Period End Damian Gammell Options1 324,643 $39.00 5 November 2025 1. 1/3 of these Options vested on 5 November 2016. An additional 1/3 vested on 5 November 2017. The final 1/3 vested on 5 November 2018. 34

As at the close of business on 3 April 2024 (being the latest practicable date prior to the date of this Notice), certain awards of shares have also been granted to Damian Gammell under CCEP share plans, all for nil consideration, as follows: Name Date award made Number of shares Date of vesting Damian Gammell 10 March 2022 81,888 10 March 2025 Damian Gammell 13 March 2023 65,369 13 March 2026 In the 12 months prior to the close of business on 3 April 2024 (being the latest practicable date prior to the date of this document), neither Olive nor any of the Olive Directors or their families or persons connected with them within the meaning of Part 22 of the Companies Act 2006 had any dealings (including borrowing or lending) in CCEP’s Ordinary Shares. 6. Directors’ service contracts and emoluments Information about the Directors’ service contracts and letters of appointments is set out on page 252 of the 2023 Integrated Report, which is incorporated into this Notice by reference. Save as disclosed above, there are no service contracts in force between any Director or proposed director of CCEP and the Company, and no such contract has been entered into or amended in the last six months preceding the date of this Notice. 7. Material contracts Material contracts entered into by CCEP or its subsidiaries Neither CCEP (nor any of its subsidiaries) has entered into any material contracts, for the two years immediately preceding the date of this Notice, that are to be performed in whole or in part at or after the date of this Notice, other than contracts entered into in the ordinary course of business. Material contracts entered into by Olive or its subsidiaries No contracts have been entered into by Olive or any of its subsidiaries, other than in the ordinary course of business, within the period of two years prior to the date of this Notice which are or may be material other than: (a) a corporate service agreement entered into with Cobega on 26 May 2016, and amended on 25 May 2018, 1 January 2019, 1 January 2020, 1 January 2021, 1 January 2022, 1 January 2023 and 1 January 2024 which took effect from 1 June 2016 for a three year term, automatically extended for one-year periods unless notice to the contrary is served two months in advance to the termination date, provided that Cobega maintains an indirect stake higher than 50% in Olive. The services rendered by Cobega to Olive under this agreement include services relating to its business operations (including with respect to its industrial, organisation and human resources functions), financial operations (including with respect to its cash management, cash control, accounting and tax functions) and legal management; (b) certain corporate services agreements entered into between Cobega and each of: i. Olive Activos, S.L.U., Nosoplas, S.L.U., and Frutos y Zumos, S.A.U., all of which were entered into on 22 June 2016, and amended on 25 May 2018, 1 January 2019, 1 January 2020, 1 January 2021, 1 January 2022, 1 January 2023 and also on 1 January 2024, with the exception of Frutos y Zumos, S.A.U . They took effect from 1 June 2016, for a three year term and automatically extend for one year periods unless notice to the contrary is served two months in advance of the termination date; and ii. RPET Flake S.L. and Ikenergy Tarancón S.L. each of which was entered into on 6 March 2019 and amended on 1 January 2020, 1 January 2021, 1 January 2022, 1 January 2023 and also on 1 January 2024, with the exception of RPET Flake S.L . The services rendered by Cobega to each of the companies under these agreements include services relating to its business operations (including with respect to its industrial, organisation and human resources functions), financial operations (including with respect to financial controlling, cash management, cash control, accounting and tax functions) and legal management. 35

8. Significant change

Save for as set out below, there has been no significant change in the financial or trading position of CCEP since 31 December 2023 (being the date to which its last audited published accounts were prepared).

As set out in further detail in Note 27 in the consolidated financial statements included in the 2023 Integrated Report:

- On 14 February 2024, in connection with the acquisition of CCBPI, the Group entered into a term loan facility agreement with the Bank of the Philippine Islands. A term loan facility in an aggregate amount of US$500 million is made available under the agreement to be utilised in Philippine Peso (PHP), which has been defined as the base currency. On 20 February 2024, the Group drew down a PHP23.5 billion (US$420 million) loan under the facility with a maturity date of 20 February 2034. The vast majority of the balance (90% of the total principal amount of the loan) is repayable in full upon maturity.

- On 23 February 2024, the joint acquisition of CCBPI was successfully consummated for a total consideration of US$1.68 billion (€1.55 billion), all of which was settled in cash upon completion. The Group paid US$1.0 billion (€930 million) of the total consideration, commensurate with the effective 60:40 ownership structure of CCBPI.

9. Middle market quotations

The middle market quotations for the Ordinary Shares of CCEP, as derived from, in the case of Euronext Amsterdam, LSE, Nasdaq and the Spanish Stock Exchanges, the Bloomberg service, for the first Business Day of each of the six months immediately preceding the date of this document and on 3 April 2024 (being both the latest practicable and available date prior to the date of this document) are set out in the table below.

	Price per Ordinary Share			
Date	**Euronext Amsterdam €**	**LSE €**	**Nasdaq $**	**Spanish Stock Exchanges €**
1 November 2023	55.60	55.50	59.44	54.90
1 December 2023	55.40	55.00	60.33	55.40
2 January 2024	60.70	61.00	66.49	60.50
1 February 2024	63.80	64.00	70.01	63.70
1 March 2024	63.80	63.50	69.40	63.20
1 April 2024[1]	64.50	64.70	69.29	64.20
3 April 2024	64.10	64.20	68.95	64.00

1 The Euronext Amsterdam, LSE and Spanish Stock Exchanges were closed on the 1 April 2024 so the price given for the Euronext Amsterdam, LSE and Spanish Stock Exchanges is as at 2 April 2024 which was the first Business Day of April.

10. Relationship between Olive, CCEP and the Olive Nominated Directors

CCEP

The governance framework of CCEP is set out in CCEP's Articles (the terms of which are described on pages 203 to 208 of the Prospectus) and the Shareholders' Agreement (the terms of which are described at pages 240 to 246 of the Prospectus) which provide a high level framework for the affairs and governance of CCEP and set out CCEP's relationships with its stakeholders, including Olive and ER.

Olive

Olive is 57.47375415% owned by Cobega Invest, S.L.U which, in turn, is 100% owned by Cobega. As described in paragraph 7 of this Part IV, Cobega has entered into a number of corporate services agreements with Olive and its subsidiaries. As Olive is interested in the Waiver Resolution, it is not entitled to vote on it in respect of its shareholdings.

36

Olive Nominated Directors In accordance with the terms of the Articles and the Shareholders’ Agreement, the Olive Nominated Directors have been appointed to the Board by Olive. As Olive is considered to be interested in the outcome of the Waiver Resolution, the Olive Nominated Directors have, in accordance with the provisions of the Takeover Code, made no recommendation on the Waiver Resolution. The Olive Nominated Directors have no direct shareholding in CCEP. 11. Business of Olive and current trading and prospects Olive is a Spanish company with its registered office at C/ Alcalá 44, 4ª planta, 28014 Madrid, Spain. The nature of its business is as a holding company through which the former shareholders in CCIP, which is now a CCEP subsidiary, hold their shares in CCEP. In addition, Olive is also the holding company of the shares in certain companies that used to be owned by former subsidiaries of CCIP or in new companies (RPET Flake S.L. and Ikenergy Tarancón S.L.) which carry out supplementary activities to those of the aforementioned former subsidiaries of CCIP. All those other companies are the Olive Subsidiaries. Olive attaining the maximum controlling position as a result of the Buyback Authorities would not significantly affect its earnings, assets or liabilities. 12. Directors of Olive The directors of Olive (all of which are corporate directors) are: • Indau S.á r.l. (represented by Ms Sol Daurella Comadrán); • Empresas Comerciales e Industriales Valencianas, S.L. (represented by Mr Javier Gómez-Trénor Vergés); • Provisiones y Tenencias, S.L.U. (represented by Mr Mario Rotllant Solá); • Gesnecon 91, S.L. (represented by Mr Alfonso Líbano Daurella); • Montsunt, S.A. (represented by Ms Victoria Figueras-Dotti Daurella); • Daurin, S.L.U. (represented by Ms Sol Daurella Comadrán); • Asistencias y Suministros, S.L.U. (represented by Ms Alicia Daurella Aguilera); • Begindau S.L.U. (represented by Mr Eduardo Berché Moreno); • Usó Ferrera Inversiones, S.L. (represented by Mr Joaquín Ferrís Usó); • Fimora Inversiones, S.L. (represented by Mr Alexis Masaveu Mora-Figueroa); • Colabots, S.L. (represented by Mr Manuel Álvarez de Estrada y Creus); • Mendibea 2002, S.L. (represented by Mr José Ignacio Comenge); • Pefarval, S.L. (represented by Mr Pablo Campins Daurella); • Roscolía, S.L. (represented by Mr Álvaro Gómez-Trénor Aguilar); and • Paulus Ventures, S.L. (represented by Mr Pablo Gómez-Trénor Aguilar) The business address of Olive is C/ Alcalá 44, 4ª planta, 28014 Madrid, Spain. 13. Interests in Olive of CCEP and the Directors Other than as described below, neither CCEP nor any of the Directors, or their families or persons connected with them within the meaning of Part 22 of the Companies Act 2006, have any interests in, rights to subscribe for, or short positions in the issued ordinary share capital of Olive. José Ignacio Comenge directly holds 25,765 shares in the capital of Olive, representing approximately 0.001723% of its issued share capital. Álvaro Gómez-Trénor Aguilar directly holds 90,966 shares in the capital of Olive, representing 0.006083% of its issued share capital. In addition, the following Olive Nominated Directors hold an indirect interest in Olive through their shareholdings in Cobega and other connected parties: Name % of Olive’s issued share capital Sol Daurella 20.095897 José Ignacio Comenge 4.728557 Álvaro Gómez-Trénor Aguilar 1.892431 Alfonso Líbano Daurella 4.033938 37

14. Profit Forecast On 23 February 2024 the Group published its preliminary unaudited results of the Group for the year ending 31 December 2023, which included outlook guidance for the year ending 31 December 2024 (the “Profit Forecast Period”). Such guidance for the Profit Forecast Period included a profit measure (“Profit Forecast”), as presented below: • Operating profit: comparable growth of 7% (on an adjusted and fx neutral basis). The Profit Forecast constitutes a profit forecast for the purposes of Rule 28 of the Takeover Code. It was made in accordance with established practice and as part of the ordinary course of CCEP’s communications with its shareholders and the market. The Directors have considered the Profit Forecast to confirm that it remains valid as at the date of this Notice. The 2024 Profit Forecast includes the results of CCEP adjusted as if the CCBPI acquisition had occurred on 1 January 2023, including provisional acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition. The Profit Forecast is presented on a constant currency and comparable basis excluding the effect of foreign exchange rate changes and certain items considered by the Group to impact comparability of financial performance between periods. Further detail of the comparable results for the year ended 31 December 2023, including a reconciliation from the Group’s reported results to the comparable results, is included within the Business and Financial Review on pages 81 to 90 of the 2023 Integrated Report. Further, detail of the adjusted comparable results for the year ended 31 December 2023, including a reconciliation from the Group’s comparable results to the adjusted comparable results, is included within the completion announcement published on 23 February 2024. Basis of preparation The Profit Forecast is based on the Group’s current internal forecast for the remainder of the year ending 31 December 2024. The basis of accounting used for the Profit Forecast is consistent with the Group’s existing accounting policies, which are in accordance with U.K. adopted International Accounting Standards, IFRS as adopted by the EU and IFRS as issued by the IASB, and will be applied in the preparation of the Group’s financial statements for the year ending 31 December 2024. The Directors have prepared the Profit Forecast on the basis referred to above and the assumptions set out below, which have been updated as at the date of this Notice. The Profit Forecast is inherently uncertain and there can be no guarantee that any of the factors referred to below under ‘Assumptions’ will not occur and/or, if they do, their effect on the Group’s results of operations, financial condition or financial performance, may be material. The Profit Forecast should therefore be read in this context and construed accordingly. Assumptions Factors outside the influence or control of the Directors For the year ending 31 December 2024: • there will be: • no adverse change in non-alcoholic ready-to-drink market conditions (including, but without limitation, in relation to actions taken by the Group’s competitors and customers, the price elasticity of the Group's products and the Group’s ability to realise price increase or customer consolidation); • no exposure to prolonged periods of unseasonal weather; • no severe weather events or natural catastrophes; • no change in consumer preferences of non-alcoholic ready-to-drink beverages that the Group is unable to address through changes in its product and packaging ranges; • no further adverse changes in supply chain costs to the Group (for example, as a result of material supply chain disruptions, changes in the cost of unhedged commodities including gas and power, raw material 38 availability, supplier consolidation) and/or the Group’s labour costs (including pension and other employment benefits); • no change in the political and/or economic environment in which the Group operates (including changes to economic growth forecasts and inflation rates across our territories), or worldwide event which results in significant disruption to the Group’s business (including any further adverse economic impacts resulting from the conflicts in Ukraine and the Middle East); • no change in legislation or regulatory requirements relating to the Group or the legislative or regulatory environment within which the Group, or a material part of it, operates (including, without limitation, the introduction of new deposit schemes or other packaging related legislation or the introduction of new soft drink industry taxes or levies); • no change in general sentiment towards TCCC, Monster or the Group and/or its operations which has an impact on the Group; • no business disruption affecting the Group, its customers, its supply chain or other stakeholders (including, but without limitation, product recalls, natural disasters, severe adverse weather, acts of terrorism, cyber- attacks, credit default events for key customers, labour strikes or technological issues); • no change in the Group’s external credit rating, existing debt arrangements, or its ability to access external financing; • no change in the accounting standards or policies which were used for the Profit Forecast; and • no change with respect to the retention of key management; which is material in the context of the Profit Forecast; • there will be no change in control of the Group. Factors within the influence or control of the Directors In preparing the Profit Forecast, the Directors have also assumed that there will be for the year ending 31 December 2024: • no change in the expected realisation of pricing changes with customers; • no change to the strategy or operation of the Group’s business; • no deterioration in the Group’s relationships with customers or suppliers; • no deterioration in the Group’s relationships with TCCC, Monster and other franchisers; • no health and safety issues experienced by the Group; • no unplanned capital expenditure or asset disposals conducted by or affecting the Group; • no merger and acquisition, or divestment activity conducted by or affecting the Group; • no change to the expected realisation of benefits from the Company’s business transformation programmes; and • no change in key management of the Group which is material in the context of the Profit Forecast. Directors’ confirmation The Directors have considered the Profit Forecast and confirm (i) that it remains valid as at the date of this Notice; (ii) that it has been properly compiled on the basis of the assumptions set out in this paragraph 14; and (iii) that the basis of accounting used is consistent with the Group’s existing accounting policies. 39

15. General BNP Paribas has given and has not withdrawn its written consent to the inclusion of its name and references to it in this document in the form and context in which they appear. Save as set out in this Notice, no agreement, arrangement or understanding (including any compensation arrangement), exists between Olive or any person acting in concert with Olive and any of the Non-Olive Directors, recent independent directors, Independent Shareholders or recent Shareholders of CCEP, or any person interested in or recently interested in shares of CCEP, having any connection with or dependence upon the proposals set out in Resolution 23. As at 3 April 2024 (being the latest practicable date prior to the date of this Notice, and save as disclosed elsewhere in Part IV of this Notice): (a) neither Olive nor Olive's directors, nor any person acting in concert with it or them, has any interest in, right to subscribe in respect of, or short position in relation to any relevant securities; (b) neither Olive nor Olive's directors, nor any person acting in concert with it or them, have dealt in relevant securities during the period of 12 months ended on 3 April 2024 (being the latest practicable date prior to the publication of this Notice); (c) there are no relevant securities which Olive or Olive’s directors, or any person acting in concert with it or them, have borrowed or lent (excluding any borrowed relevant securities which have either been on-lent or sold); (d) none of: (i) the Directors or any of their close relatives or related trusts; (ii) any connected adviser (except in the capacity of an exempt fund manager or an exempt principal trader); or (iii) any other person acting in concert with CCEP, has as at 3 April 2024 (being the latest practicable date prior to the publication of this Notice), any interest in, right to subscribe in respect of, or short position in relation to any relevant securities; and (e) there are no relevant securities which CCEP or any person acting in concert with the Company or the Directors has borrowed or lent (excluding any borrowed relevant securities which have either been on-lent or sold). There is no agreement or arrangement or understanding by which the beneficial ownership of any Ordinary Shares acquired by CCEP pursuant to the Buyback Authorities will be transferred to any other person. Such shares will, in accordance with the Companies Act 2006, either be held in treasury up to the amounts permitted to be held in treasury by the Companies Act 2006 or will be cancelled, with the issued ordinary share capital of CCEP being reduced by the nominal amount of those Ordinary Shares so purchased. In this paragraph 15, reference to: "relevant securities" means Ordinary Shares and securities carrying conversion or subscription rights into Ordinary Shares; "derivatives" includes any financial product, whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security; "short position" means a short position, whether conditional or absolute and whether in the money or otherwise, and includes any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery; 40

"associated company" means in relation to any company that company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies. For these purposes, ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status; "connected adviser" means: (a) in relation to CCEP: (i) an organisation which is advising CCEP in relation to the Waiver Resolution and the Buyback Authorities; and (ii) a corporate broker to CCEP; (b) in relation to a person who is acting in concert with Olive or with the Directors, an organisation (if any) which is advising that person either: (i) in relation to the Waiver Resolution and the Buyback Authorities; or (ii) in relation to the matter which is the reason for that person being a member of the relevant concert party; and (c) in relation to a person who is an associated company of Olive or CCEP, an organisation (if any) which is advising that person in relation to the Waiver Resolution and the Buyback Authorities; "control" means an interest, or aggregate interests, in shares carrying in aggregate 30% or more of the voting rights of a company, irrespective of whether such interest or interests give de facto control; and "dealing" or "dealt" includes the following: (a) the acquisition or disposal of securities, of the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to securities, or of general control of securities; (b) the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any securities; (c) subscribing or agreeing to subscribe for securities; (d) the exercise or conversion, whether in respect of new or existing securities, of any securities carrying conversion or subscription rights; (e) the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to securities; (f) the entering into, terminating or varying the terms of any agreement to purchase or sell securities; and (g) any other action resulting, or which may result, in an increase or decrease in the number of securities in which a person is interested or in respect of which he or she has a short position. For the purposes of this paragraph 15, a person is treated as "interested" in securities if he or she has long economic exposure, whether absolute or conditional, to changes in the price of those securities (and a person who only has a short position in securities is not treated as interested in those securities). In particular, a person is treated as "interested" in securities if: (a) he or she owns them; (b) he or she has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them; (c) by virtue of any agreement to purchase, option or derivative, he or she: (i) has the right or option to acquire them or call for their delivery, or (ii) is under an obligation to take delivery of them, whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or 41

(d) he or she is party to any derivative: (i) whose value is determined by reference to their price, and (ii) which results, or may result, in his or her having a long position in them. 16. Documents available for inspection The following documents are available for inspection during normal business hours at the registered office of CCEP on any Business Day from the date of this Notice until the date of the AGM and may also be inspected at the AGM venue for 15 minutes prior to and during the meeting: (a) the Articles of Association of CCEP; (b) the consent letter from BNP Paribas referred to in paragraph 15 above; (c) copies of the Executive Director’s service contract with CCEP; (d) copies of the Non-Executive Directors’ letters of appointment; (e) the Prospectus; (f) the 2023 Integrated Report; (g) the Contracts, along with a list of the repurchase counterparties, the names of which do not appear in the Contracts themselves (referred to on page 11 of this Notice); and (h) this Notice. Copies of these documents, with the exception of items (b), (c), (d) and (g) will also be available on CCEP's website (www.cocacolaep.com). Item (h) will also be available for inspection on the Financial Conduct Authority’s National Storage Mechanism from the mailing date of this Notice (10 April 2024). Copies of the following documents are available on Olive’s website: (i) the articles of association of Olive at: https://www.olivepartners.com/Content/docum/Estatutos%20sociales%20OLIVE%20PARTNERS%20S.A. %20-%20versi%C3%B3n%20vigente%20(05.12.2023).pdf; and (j) Olive’s audited annual accounts for the year ended 31 December 2022 at: https://www.olivepartners.com/Content/docum/CCAA%202022%20Olive%20Partners.docx_EN.pdf The table below sets out the various sections of those documents which are incorporated by reference into this Notice, so as to provide the information required pursuant to the Takeover Code. These documents (other than Olive's audited annual accounts for the year ended 31 December 2022 which will be available from Olive's website as above) will also be available at CCEP’s website, www.cocacolaep.com, from the date of this Notice and available for inspection as set out in this paragraph 16. Document Section Page number(s) in such document Prospectus Additional Information - Articles of Association Additional Information - Material Contracts - CCEP 203-208 240-249 2023 Integrated Report Board of Directors Directors’ Remuneration report CCEP’s audited consolidated financial statements for the year ended 31 December 2023 All 93-99 127-143 162-166 All Olive’s audited annual accounts for the year ended 31 December 2022 All 42

Any Shareholder, person with information rights or other person to whom this Notice is sent may request a copy of each of the documents set out above in hard copy form. Hard copies will only be sent where valid requests are received from such persons. Requests for hard copies are to be submitted to the Company Secretary by post to Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom or by making a request via ir.cocacolaep.com/ financial-reports-and-results/integrated-reports or by sending an email to sendmaterial@proxyvote.com, by making a request via www.proxyvote.com or by phoning (in the US) +1 800 579 1639 (calls made in the US and Canada are toll-free to this number) or (outside the US) +1-800-579-1639 (costs may vary in other regions) with their 16 digit control number. Lines are open 24 hours a day. All valid requests will be dealt with as soon as possible and hard copies mailed by no later than two business days following such request. BNP Paribas, which is authorised by the Prudential Regulation Authority and regulated by the Prudential Regulation Authority and the Financial Conduct Authority in the United Kingdom, is acting exclusively as financial adviser to CCEP and for no one else in connection with the Waiver Resolution and will not be responsible to any person other than CCEP for providing the protections afforded to clients of BNP Paribas, nor for providing advice in relation to the proposals in this Notice, or any matter referred to in this Notice. Apart from the responsibilities and liabilities, if any, which may be imposed on BNP Paribas by the Financial Services and Markets Act 2000 or the regulatory regime established thereunder or any other laws, neither BNP Paribas nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of BNP Paribas in connection with this Notice, any statement contained herein or otherwise. 43

Part V Definitions The following definitions apply throughout this Notice (and for the avoidance of doubt, words in the singular shall include the plural and the plural shall include the singular), unless the context otherwise requires: "2023 Integrated Report" means the integrated report and audited accounts of CCEP for the year ended 31 December 2023, a copy of which accompanies this Notice; "AGM” or "Meeting" means the annual general meeting of CCEP to be held at 1A Wimpole Street, London, W1G 0EA, United Kingdom at 12:00pm on 22 May 2024; "Articles of Association" or "Articles" means the Articles of Association of CCEP; "Auditor" means Ernst & Young LLP; "Begindau" has the meaning given in paragraph 5 of Part IV (Additional Information); "Board" or "Directors" means the directors of CCEP, and “Director” shall mean any one of them, as the context requires; "Business Day" means any day (other than a Saturday or Sunday or public holiday) on which banks are generally open for business in London, United Kingdom; "Buyback Authorities" means the authorities that would be granted by Resolutions 26 and 27, if passed, for CCEP to make purchases of its own shares; "CCBPI" means Coca-Cola Beverages Philippines, Inc.; "CCIP" means Coca-Cola Iberian Partners S.A.; "Cobega" means Cobega, S.A.; "Company" or "CCEP" means Coca-Cola Europacific Partners plc; "Committee" means a committee of the Board, as constituted by the Board from time to time; "Contract" or "Contracts" has the meaning given in Resolution 27; "DTC" means the Depositary Trust Company; "Empresas" has the meaning given in paragraph 5 of Part IV; "ER" means European Refreshments Unlimited Company, a wholly-owned subsidiary of The Coca-Cola Company; 44

"ER Nominated Directors" means Manolo Arroyo and Nancy Quan, being Directors nominated by ER; "Group" means Coca-Cola Europacific Partners plc and its subsidiaries from time to time; "IA" means the Investment Association; "IFRS" means the International Financial Reporting Standards as adopted by the European Union; "Indau" has the meaning given in paragraph 5 of Part IV (Additional Information); "INEDs" means the independent non-executive directors of CCEP, being those non-executive directors of CCEP who are not appointed by ER or Olive; "Independent Shareholders" means Shareholders other than Olive or any concert party (as defined by the Takeover Code) of Olive; "LSE" means London Stock Exchange; "Nasdaq" means the NASDAQ Global Select Market; "Non-Olive Directors" means the Directors other than the Olive Nominated Directors; "Notice of AGM" or "Notice of Meeting" or "Notice" means the notice of AGM set out at Part I (Notice of Meeting); "Olive" means Olive Partners, S.A.; "Olive Nominated Directors" means Sol Daurella, José Ignacio Comenge, Álvaro Gómez-Trénor Aguilar, Alfonso Líbano Daurella and Mario Rotllant Solá, being the Directors nominated by Olive; "Olive Subsidiaries" has the meaning given to it in paragraph 11 of Part IV (Additional Information); "Ordinary Shares" means the ordinary shares of €0.01 each in CCEP; "Panel" means the Panel on Takeovers and Mergers; "Prospectus" means CCEP’s prospectus dated 25 May 2016 issued to investors regarding the admission to the standard listing segment of the Official List and to trading on Euronext London and the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges (together the Spanish Stock Exchanges); "Resolution" or "Resolutions" means the resolution or resolutions set out in the Notice of AGM; "Shareholders" means the shareholders of CCEP; 45

"Shareholders’ Agreement" means the shareholders’ agreement dated 28 May 2016 between CCEP and Olive, ER, Coca-Cola GmbH and Vivaqa Beteiligungs Gmbh & Co. Kg; "Spanish Stock Exchanges" means the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges; "Takeover Code" means the City Code on Takeovers and Mergers; "TCCC" means The Coca-Cola Company; "TCCC Group" means TCCC and its affiliates; and "Waiver Resolution" means Resolution 23. 46